

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2021

Larry Taddei
Chief Financial Officer
MAG Silver Corp.
800 West Pender Street, Suite 770
Vancouver, British Columbia V6C 2V6

> **Re: MAG Silver Corp**
> **Form 40-F for the Fiscal Year ended December 31, 2020**
> **Filed March 31, 2021**
> **File No. 001-33574**

Dear Mr. Taddei:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Energy & Transportation